ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: October 31, 2007




Barrier Rebate Securities
Linked to the S&P 500® Index

1 year Maturity ■ 20% Return Barrier ■ 10% Buffer
5.5% – 7.5% Rebate


Indicative Terms & Conditions – October 31, 2007   **Offering Period: November 1, 2007 – November 26, 2007**

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa1)[†]
Offering	:	Barrier Rebate Securities Linked to the S&P 500® Index due December 5[*], 2008 (the "securities")
Denominations	:	$1,000 per security (minimum investment $1,000)
Underlying Index	:	The S&P 500® Index (Bloomberg: SPX <INDEX>) (the "Index")
Term	:	1 year
Initial Level	:	The Index closing level on the Trade Date.
Final Level	:	The Index closing level on the Final Valuation Date.
Return Barrier	:	20%
Index Barrier	:	Index Starting Level x (1+ Return Barrier)
Buffer Level	:	10% of the Initial Level (first 10% depreciation of the Index is fully protected)
Index Return	:	(Final Level – Initial Level) / Initial Level
Rebate	:	5.5% - 7.5% (to be determined on the Trade Date)
Observation Period	:	The period starting on (and including) the Trade Date through (and including) the Final Valuation Date

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[†]   A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision at any time by the assigning rating agency.



| **Payment at Maturity** | : | If the Index never closes above the Index Barrier on any trading day during the Observation Period, at maturity you will receive a cash payment per $1,000 security face amount determined as follows: |

- If the Final Level is greater than or equal to the Initial Level:

$1,000 + $1,000 x Index Return.

- If the Final Level declines from the Initial Level, and such decline is equal to or less than the Buffer Level:

$1,000

- If the Final Level declines from the Initial Level, and such decline is greater than the Buffer Level:

$1,000 + $1,000 x (Index Return + Buffer Level)

If the Index closes above the Index Barrier on any trading day during the Observation Period, at maturity you will receive a cash payment per $1,000 security face amount determined as follows:

- If the Final Level declines from the Initial Level, and such decline is greater than the Buffer Level:

$1,000 + $1,000 x (Index Return + Buffer Level + Rebate)

- Otherwise:

$1,000 + $1,000 x Rebate

Listing		Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the X-markets website at http://www.usxmarkets.db.com. Information contained in the X-markets website and the Bloomberg Page referenced in the previous sentence is not incorporated by reference herein.
Business Days	:	London and New York (following business day convention)
Form of Security	:	Global, Book-Entry. The securities will be represented by a single registered global security deposited with The Depository Trust Company
Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas
Discounts and Commissions	:	The Agents will not receive a commission in connection with the sale of the securities. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 security face amount. Deutsche Bank AG may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 security face amount.
Security Codes	:	CUSIP: 2515A0 FS 7 ISIN: US2515A0FS78



Relevant Dates

Trade Date	:	November 26*, 2007
Settlement Date	:	November 29*, 2007
Final Valuation Date	:	December 2*, 2008
Maturity Date	:	December 5*, 2008

* Expected



Product Snapshot

Indicative Terms

Structure:

- **Underlying:**   The S&P 500® Index (Bloomberg: SPX <INDEX>)
- **Maturity:**   December 5*, 2008
- **Return Barrier:**   20%
- **Buffer Level:**   10%
- **Rebate:**   5.5% – 7.5% (to be determined on the Trade Date)
- **Downside Risk:**   One-for-one downside participation with 10% Buffer

* Expected

Positioning:
- Equity alternative that facilitates a moderately bullish view on the Underlying Index.
- Fixed income return in the form of the Rebate in the event the Index Barrier is breached.

Best Case Scenario:
- Investors will receive a return of their initial investment *multiplied* by the Index Return paid at maturity up to and including the Index Barrier.

Worst Case Scenario:
- 10% of the initial investment in the securities is protected at maturity by the Buffer Level.
- If the Index declines below the Initial Level by more than the Buffer Level, an investment in the securities may decline by 1% for every 1% decline in the Underlying below the Buffer Level of 10%.
- Maximum loss is 90% of the initial investment, subject to the credit of the Issuer.

Risk Considerations:
- Because the securities are not 100% principal protected, and the return on the securities is linked to the performance of the Underlying Index, investors may lose up to 90% of their initial investment.
- Return on the securities is linked to the value of the Underlying Index (without taking into consideration the value of dividends paid on the component stocks underlying such Index).
- An investment in the securities is subject to the credit of the Issuer.

Investing in the securities involves a number of risks. See "Selected Risk Factors" in this product snapshot, "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.



Hypothetical Scenario Analysis at Maturity:
- Hypothetical scenario analysis contained herein does not reflect the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses an investor may incur in connection with the securities.
- No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis below.

The table below illustrates the payment at maturity per $1,000 security face amount for a hypothetical range of performance for the Index from -100% to +100% in the case where the Index closing level was not greater than the Index Barrier on any trading day during the Observation Period and in the case where the Index closing level was greater than the Index Barrier on at least one trading day during the Observation Period.

The following results are based solely on the hypothetical example cited and assume an Initial Level of 1531.02 and Rebate of 6.5% (the actual Initial Level and the Rebate will be determined on the Trade Date). You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below and in the hypothetical examples that follow have been rounded for ease of analysis.

Final Level	Index Return	Index Closing Level not Greater than the Index Barrier on any Trading Day During the Observation Period		Index Closing Level Greater than the Index Barrier on at Least One Trading Day During the Observation Period	
		Payment at Maturity	Return on Security	Payment at Maturity	Return on Security
3062.04	100.00%	n/a	n/a	$1,065.00	6.50%
2296.53	50.00%	n/a	n/a	$1,065.00	6.50%
1913.78	25.00%	n/a	n/a	$1,065.00	6.50%
1837.22	20.00%	$1,200.00	20%	$1,065.00	6.50%
1760.67	15.00%	$1,150.00	15%	$1,065.00	6.50%
1684.12	10.00%	$1,100.00	10%	$1,065.00	6.50%
1607.57	5.00%	$1,050.00	5%	$1,065.00	6.50%
1531.02	0.00%	$1,000.00	0%	$1,065.00	6.50%
1454.47	-5.00%	$1,000.00	0%	$1,065.00	6.50%
1377.92	-10.00%	$1,000.00	0%	$1,065.00	6.50%
1301.37	-15.00%	$950.00	5%	$1,015.00	1.50%
1224.82	-20.00%	$900.00	-10%	$965.00	-3.50%
1148.27	-25.00%	$850.00	-15%	$915.00	-8.50%
765.51	-50.00%	$600.00	-40%	$665.00	-33.50%
0.00	-100.00%	$100.00	-90%	$165.00	-83.50%



Selected Risk Factors

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** — Your investment will be exposed to any decline in the Final Level, as compared to the Initial Level, beyond the 10% Buffer Level. Accordingly, you could lose up to $900 for each $1,000 security face amount that you invest.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — The original issue price of the securities includes the agents' commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you.

- **NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

- **LACK OF LIQUIDITY** — The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES.**



- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** — In addition to the level of the Index on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including alternative treatments), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Please read carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences."



Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 223LL, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement LL, term sheet No. 223LL and this product snapshot if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities. The S&P 500 Index is a registered mark of Standard and Poors Index Services, a McGraw-Hill Company. ("S&P"). S&P has licensed certain trademarks and trade names of S&P to Deutsche Bank AG. The securities are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. S&P has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

NOT FDIC/NCUA INSURED / MAY LOSE VALUE / NO BANK GUARANTEE
NOT A DEPOSIT / NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY